Exhibit 99.3

Agenda for the Annual General Meeting of Shareholders (AGM) of MYT Netherlands Parent B.V. (the Company) to be held virtually on Thursday, October 27, 2022, starting at 18.00 CET.

1.	Opening

2.	Dutch statutory annual report for the financial year that ended on 30 June 2022 (FY 2022)

3.	Explanation of the dividend policy

4.	Proposal to adopt the Dutch statutory accounts for FY 2022*

5.	Discharge

5.1	Proposal to discharge the members of the management board of the Company (the Management Board) from liability for their duties performed during FY 2022*

5.2	Proposal to discharge the members of the supervisory board of the Company (the Supervisory Board) from liability for their duties performed during FY 2022*

6.	Proposal to appoint KPMG Accountants N.V. as external auditor for the financial years up to and including 30 June 2024*

7.	Proposals to amend the Long-Term Incentives for certain members of the Supervisory Board

7.1	Proposal to amend the terms of the existing restricted share awards granted to certain members of the Supervisory Board to extend the vesting date to shortly after each annual general meeting*

7.2	Proposal to introduce a post-vesting holding period for restricted shares and restricted share units for members of the Supervisory Board until six months after the end of their service as member of the Supervisory Board*

7.3	Proposal to change the form of future restricted share awards to members of the Supervisory Board from restricted shares (RSAs) to restricted share units (RSUs)*

8.	Proposal to approve the amendment of the remuneration policy of the Company*

9.	Proposal to approve the adoption of an Employee Share Purchase Program (ESPP)*

10.	Closing

Agenda items marked with an asterisk (*) are voting items.

Explanatory notes to the agenda for the AGM to be held on 27 October 2022

Re item 2: Dutch statutory annual report for FY 2022

The performance of the Company is described in more detail in the Dutch statutory annual report for FY 2022. For further details, please refer to the Dutch statutory annual report for FY 2022.

Re item 3: Explanation of the dividend policy

The Company’s policy on additions to reserves and dividends as outlined in the Dutch statutory annual report FY 2022 will be discussed.

Re item 4: Proposal to adopt the Dutch statutory accounts for FY 2022*

The Dutch statutory accounts for FY 2022 are included in the Company’s Dutch statutory annual report for FY 2022. These have been drawn up by the Management Board and audited by KPMG Accountants N.V., who have issued an unqualified opinion. A representative of the auditor will be present during the AGM to answer questions. It is proposed to adopt the Dutch statutory accounts for FY 2022.

Re item 5.1: Discharge from liability of the members of the Management Board*

It is proposed to discharge the members of the Management Board from liability in relation to the exercise of their duties in FY 2022, in accordance with Dutch law, on the basis of information provided to the General Meeting and other information publicly available when the resolution to discharge is adopted.

Re item 5.2: Discharge from liability of the members of the Supervisory Board*

It is proposed to discharge the members of the Supervisory Board from liability in relation to the exercise of their duties in FY 2022, in accordance with Dutch law, on the basis of information provided to the General Meeting and other information publicly available when the resolution to discharge is adopted.

Re item 6: Proposal to appoint KPMG Accountants N.V. as external auditor for the financial years up to and including 30 June 2024*

The Supervisory Board has proposed to instruct KPMG Accountants N.V. to audit the Dutch statutory financial statements of the Company for the financial years up to and including the financial year ending on 30 June 2024. This proposal is based on a thorough evaluation of the functioning of the external auditor, as conducted by the Audit Committee, and after giving due consideration to the observations of the Management Board that supports this proposal.

Re item 7.1: Proposal to amend the terms of the existing restricted share awards granted to certain members of the Supervisory to extend the vesting date to shortly after each annual general meeting *

In the past, shareholder's resolutions were passed to grant an annual award of restricted shares to four members of the Supervisory Board (being Sascha Zahnd, Susan Saideman, Marjorie Lao and Michaela Tod), with a vesting date of 31 December 2021. Later, a shareholder's resolution was passed to grant an annual award of restricted shares to two other members of the Supervisory Board (being Nora Aufreiter and Dennis Gies), with a vesting date of 30 June 2022. The respective shareholder’s resolutions state that “Each subsequent annual Equity Award will be granted to the Supervisory Director on the date of the regularly scheduled Supervisory Board meeting next following the date on which the prior year’s Equity Award vests and will vest on the first anniversary of the date of grant.”

In order to align the grant and vesting dates of restricted share awards for all Supervisory Board members, the Supervisory Boards has recommended to amend the terms of the existing restricted share awards to extend the vesting date to shortly after the AGM for the relevant subsequent financial year. If approved by the general meeting, the existing restricted share award agreements will have to be amended with the grantee’s consent.

Re item 7.2: Proposal to introduce a post-vesting holding period for existing restricted share awards granted to members of the Supervisory Board until six months after the end of service*

The Supervisory Board has proposed to create a post-vesting holding period for existing restricted share awards to members of the Supervisory Board until six (6) months after the end of their service as member of the Supervisory Board, with a discretionary authority for each supervisory director regarding 10% of vested shares. In order to achieve this, it is proposed that the general meeting approves the amendment of the terms of the existing restricted share awards to include the post-vesting holding period. If approved by the general meeting, the existing restricted share award agreements will have to be amended with the grantee’s consent.

Re item 7.3: Proposal to change the form of future restricted share awards to members of the Supervisory Board from restricted shares (RSAs) to restricted share units (RSUs)*

The Supervisory Board has proposed to change the form of future restricted share awards to members of the Supervisory Board from restricted shares (RSAs) to restricted share units (RSUs) as defined in the MYT 2020 Omnibus Incentive Compensation Plan .To date equity awards that have been granted to supervisory directors are all awards of RSAs. Existing RSAs will not be modified. It is proposed that the general meeting approves changing the form of future restricted share awards to members of the Supervisory Board from restricted shares (RSAs) to restricted share units (RSUs).

Re item 8: Proposal to approve the amendment of the remuneration policy of the Company*

In connection with the establishment of a separate nominations, governance and sustainability committee and the appointment of its members by the Supervisory Board (the Nominations, Governance and Sustainability Committee), the Supervisory Board proposes to amend the remuneration policy of the Company to introduce a fixed annual remuneration fee of € 10,000 in cash to the Chair of the Nominations, Governance and Sustainability Committee. There will be no annual remuneration for the other members of the Nominations, Governance and Sustainability Committee. Susan Saideman will be the first Chair of the Nominations, Governance and Sustainability Committee. A copy of the proposed amended remuneration policy can be found on the Company’s website.

Re item 9: Proposal to approve the adoption of an Employee Share Purchase Program*

The Management Board has proposed to adopt an Employee Share Purchase Program (ESPP). The objective of the ESPP is to allow employees of the Company (or any of its subsidiaries) to participate in the growth of the Company and to promote long-term corporate engagement by offering eligible employees the opportunity to acquire American Depositary Shares representing shares in the capital of the Company (ADSs), at a discount, subject to the terms of the ESPP. The discount is fixed to one-third of the investment by the participant. The discount is implemented by increasing the number of shares with one-third (e.g. a participant receives four ADSs for the price of three ADSs). A copy of the full ESPP can be found on the Company’s website. The Supervisory Board has approved that the Management Board resolves to adopt the ESPP. It is proposed that the general meeting approves the adoption of the ESPP.